UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

10 Ha-Menofim St, 5th Floor, Herzliya 4672561, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report on Form 6-K of the registrant consists of the following documents:

Exhibit 99.1:	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2018

Exhibit 99.2:	Operating Results and Financial Review for the six months ended June 30, 2018

Also attached hereto as Exhibit 101 are the June 30, 2018 Financial Statements, formatted in XBRL (eXtensible Business Reporting Language).

This Form 6-K, including its exhibits, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: September 21, 2018	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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